Exhibit 99.17

Interim Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the Three and Six Months Ended June 30, 2008

HUDBAY MINERALS INC.

Consolidated Statements of Earnings

Unaudited

(In thousands of Canadian dollars, except share and per share amounts)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Revenue (note 16)	$284,035	$358,298	$555,672	$707,440

Expenses:
Operating	188,487	197,344	375,190	381,852
Depreciation and amortization	22,847	23,294	47,080	45,168
General and administrative	5,600	4,898	15,453	9,471
Stock-based compensation (note 11c,d)	2,964	2,074	7,492	6,783
Accretion of asset retirement obligations	904	789	1,808	1,578
Foreign exchange (gain) loss	(271)	13,074	(1,587)	15,118

	220,531	241,473	445,436	459,970

Operating earnings	63,504	116,825	110,236	247,470

Exploration	(6,480)	(10,512)	(12,576)	(18,261)
Interest and other income (note 17)	6,806	12,721	14,508	18,319
Gain (loss) on derivative instruments	712	2,919	(1,029)	(8,060)

Earnings before tax	64,542	121,953	111,139	239,468

Tax expense (note 10a)	31,340	52,814	56,385	107,253

Net earnings for the period	$33,202	$69,139	$54,754	$132,215

Earnings per share:
Basic	$0.26	$0.55	$0.43	$1.05
Diluted	$0.26	$0.54	$0.43	$1.03

Weighted average number of common shares outstanding (note 11e):
Basic	126,447,836	126,656,543	126,456,329	126,398,873
Diluted	127,536,154	128,440,639	127,546,556	128,337,978

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Balance Sheets

Unaudited

(In thousands of Canadian dollars)

	June 30, 2008	December 31, 2007
Assets:

Current assets:
Cash and cash equivalents	$728,986	$757,574
Accounts receivable	56,724	71,511
Inventories (note 4)	164,448	183,739
Prepaid expenses and other current assets	8,115	7,646
Cash held in trust	3,316	—
Current portion of fair value of derivatives (note 14c)	7,122	7,635
Future income and mining tax assets (note 10b)	20,510	43,809

	989,221	1,071,914

Property, plant and equipment (note 5)	457,983	450,334
Investments, at equity (note 18)	95,221	—
Other assets (note 6)	20,502	29,379

	$1,562,927	$1,551,627

Liabilities and Shareholders’ Equity:

Current liabilities:
Accounts payable and accrued liabilities	$107,031	$142,994
Taxes payable	1,072	6,409
Current portion of other liabilities (note 7)	47,497	41,605

	155,600	191,008

Long-term debt (note 8)	—	3,208
Pension obligations	37,549	38,846
Other employee future benefits	72,587	70,153
Asset retirement obligations	36,230	35,046
Obligations under capital leases	301	1,611
Future income tax liabilities (note 10b)	6,357	718
Fair value of derivatives (note 14c)	25,557	19,804

	$334,181	$360,394

Shareholders’ equity:
Share capital:
Common shares (note 11b)	$310,253	$311,143
Warrants	1	1
Contributed surplus (note 11d)	21,733	16,633
Retained earnings	916,326	868,857
Accumulated other comprehensive income (loss) (note 12)	(19,567)	(5,401)

	1,228,746	1,191,233

	$1,562,927	$1,551,627

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Cash Flows

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Cash provided by (used in):
Operating activities:
Net earnings for the period	$33,202	$69,139	$54,754	$132,215
Items not affecting cash:
Depreciation and amortization	22,847	23,294	47,080	45,168
Stock-based compensation (note 11c,d)	2,964	2,074	7,492	6,783
Accretion expense on asset retirement obligations	904	789	1,808	1,578
Foreign exchange (gain) loss	(451)	8,274	(1,094)	8,746
Change in fair value of derivatives	(3,681)	(6,218)	(3,769)	6,265
Future tax expense (note 10a)	12,392	41,940	30,698	83,799
Revenue reclassified from OCI (note 12)	1,173	—	1,739	—
Other	1,371	(1,632)	2,664	(4,394)

	70,721	137,660	141,372	280,160
Change in non-cash working capital (note 15a)	10,482	(54,650)	(1,339)	(41,259)

	81,203	83,010	140,033	238,901

Financing activities:
Repayment of loans payable	(7,500)	(4,000)	(7,500)	(4,000)
Repayment of obligations under capital leases	(719)	(1,003)	(1,775)	(1,992)
Repurchase of common shares	—	—	(10,999)	—
Proceeds on exercise of warrants	—	—	—	10
Proceeds on exercise of stock options	397	4,424	432	5,922

	(7,822)	(579)	(19,842)	(60)

Investing activities:
Additions to property, plant and equipment	(30,523)	(26,529)	(54,729)	(50,490)
Purchase of investments	(95,221)	(400)	(95,221)	(400)

	(125,744)	(26,929)	(149,950)	(50,890)

Effect of exchange rate changes on cash and cash equivalents	301	(8,589)	1,171	(9,130)

Change in cash and cash equivalents	(52,062)	46,913	(28,588)	178,821
Cash and cash equivalents, beginning of period	781,048	517,772	757,574	385,864

Cash and cash equivalents, end of period	$728,986	$564,685	$728,986	$564,685

Cash and cash equivalents is composed of:
Cash on hand and demand deposits	$84,696	$51,099	$84,696	$51,099
Short term money market instruments	644,290	513,586	644,290	513,586

	$728,986	$564,685	$728,986	$564,685

For supplemental information, see note 15.

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Consolidated Statements of Retained Earnings

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Retained earnings, beginning of period	$883,124	$704,794	$868,857	$642,723
Net earnings for the period	33,202	69,139	54,754	132,215
Transition adjustment-financial instruments	—	—	—	(1,005)
Share repurchases	—	—	(7,285)	—

Retained earnings, end of period	$916,326	$773,933	$916,326	$773,933

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Comprehensive Income

Unaudited

(In thousands of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net earnings for the period	$33,202	$69,139	$54,754	$132,215

Other comprehensive loss, net of tax (note 12):
Net losses on cash flow hedges	(1,261)	(11,267)	(13,317)	(14,217)
Net losses on available-for-sale investments	(54)	(102)	(871)	(2,087)
Currency translation adjustments	(5)	(63)	22	(70)

	(1,320)	(11,432)	(14,166)	(16,374)

Comprehensive income for the period	$31,882	$57,707	$40,588	$115,841

See accompanying notes to interim consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

1.	Nature of business

HudBay Minerals Inc. (the “Company” or “HudBay”) is a Canadian company continued under the Canada Business Corporations Act on October 25, 2005. HudBay is an integrated mining company that operates mines, concentrators and a metal production complex in northern Manitoba and Saskatchewan. HudBay also owns a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and the Balmat zinc mine and concentrator in New York State.

2.	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the financial statements of the Company, including all of its subsidiaries.

The interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting policies as disclosed in the audited consolidated financial statements for the year ended December 31, 2007, except as noted in note 3.

The unaudited interim consolidated financial statements do not include all of the information and disclosures required by Canadian GAAP for audited annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in the unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements of the Company, including the notes thereto.

3.	Adoption of new accounting standards

(a)	Adopted in 2008:

Capital Disclosures and Financial Instruments – Disclosures and Presentation

As required by the Canadian Institute of Chartered Accountants (“CICA”), effective January 1, 2008, the Company adopted three new accounting standards addressing disclosure requirements:

CICA Handbook Section 1535, Capital Disclosures, specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) qualitative information and summary quantitative data about what the entity manages as capital; (iii) whether the entity has complied with any externally imposed capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Refer to note 13.

Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial Instruments - Presentation, replaced Section 3861, Financial Instruments - Disclosure and Presentation, revising

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

and enhancing disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. Refer to note 14.

Inventories

On January 1, 2008, the Company adopted the new CICA Section 3031, Inventories, replacing the existing Section 3030. This section requires measurement of inventories at the lower of cost and net realizable value; clarifies allocation of overheads and other costs to inventory; requires consistent use of either first-in, first-out or weighted average to measure inventories; requires that insurance and capital spares be accounted for as property, plant and equipment; and requires reversal of any previous write-downs when there is a subsequent increase in the value of inventories. The Company’s adoption of this standard had no effect on the financial statements.

(b)	Future accounting changes:

Goodwill and intangible assets

In February 2008, the CICA issued Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section will be applicable to the Company on January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The Company is assessing the impact, if any, of the adoption of this new section on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s existing GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

4.	Inventories

	June 30, 2008	December 31, 2007
Work-in-process	$102,330	$112,177
Finished goods	40,571	53,518
Materials and supplies	21,547	18,044

	$164,448	$183,739

During the six months ended June 30, 2008, finished goods inventories at the Company’s Balmat mine were written down to net realizable value, and an expense of $2,978 was recognized in operating expenses (three months ended June 30, 2008 expense of $1,668).

5.	Property, plant and equipment

June 30, 2008	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$403,029	$95,386	$307,643
Mine development	308,568	179,936	128,632
Mineral exploration properties	21,708	—	21,708

	$733,305	$275,322	$457,983

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Property, plant and equipment	$389,229	$79,565	$309,664
Mine development	272,355	148,677	123,678
Mineral exploration properties	16,992	—	16,992

	$678,576	$228,242	$450,334

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

6.	Other assets

	June 30, 2008	December 31, 2007
Available-for-sale investments, at fair value	$1,835	$2,706
Environmental deposits	1,165	1,165
Long-term portion of cash held in trust	—	3,289
Long-term portion of future tax asset (note 10b)	17,494	21,261
Long-term portion of fair value of derivatives (note 14c)	8	958

	$20,502	$29,379

7.	Current portion of other liabilities

	June 30, 2008	December 31, 2007
Current portion of:
Long-term debt (note 8)	$3,285	$7,294
Pension obligation	14,534	14,586
Other employee future benefits	2,007	2,007
Asset retirement obligation	3,195	3,195
Obligations under capital leases	2,905	3,370
Future tax liabilities (note 10b)	46	51
Fair value of derivatives (note 14c)	21,395	10,975
Interest payable on long-term debt	130	127

	$47,497	$41,605

8.	Long term debt

	June 30, 2008	December 31, 2007
Senior Secured Notes	$3,285	$3,208
Province of Manitoba	—	7,294

	3,285	10,502
Less current portion of long-term debt (note 7)	3,285	7,294

	$—	$3,208

As at June 30, 2008, the Company had an $80 million revolving credit facility maturing on February 27, 2009. As of June 30, 2008 there were no amounts drawn under the facility.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

9.	Pension and other future employee benefit expense

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Defined benefit pension expense	$2,262	$2,994	$5,235	$5,988
Defined contribution pension expense	381	239	713	453
Other future employee benefits expense	1,665	1,710	3,369	3,420

	$4,308	$4,943	$9,317	$9,861

10.	Income and mining taxes

(a)	Tax expense:

		Three months ended June 30		Six months ended June 30
		2008	2007	2008	2007
Tax expense applicable to:
Current	- income taxes	$9,625	$115	$9,715	$136
	- mining taxes	9,323	10,759	15,972	23,318

		18,948	10,874	25,687	23,454

Future	- income taxes	12,478	38,685	29,817	77,273
	- mining taxes	(86)	3,255	881	6,526

		12,392	41,940	30,698	83,799

Tax expense		$31,340	$52,814	$56,385	$107,253

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

(b)	Future tax assets and liabilities as represented on the balance sheet:

	June 30, 2008	December 31, 2007
Future tax assets
Current portion	$20,510	$43,809
Long-term portion (note 6)	17,494	21,261

	38,004	65,070

Future tax liabilities
Current portion (note 7)	46	51
Long-term portion	6,357	718

	6,403	769

	$31,601	$64,301

(c)	Changes in future tax assets and liabilities:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Balance, beginning of period	$51,741	$125,037	$64,301	$171,879
Future expense	(12,392)	(41,940)	(30,698)	(83,799)
Flow-through shares	—	—	—	(7,251)
Financial instruments transition
- retained earnings	—	—	—	568
- OCI (loss)	—	—	—	(77)
OCI (loss) transactions	(5,774)	6,407	(13)	8,178
Pre-production investment tax credit	(1,926)	—	(1,926)	—
Other	(48)	42	(63)	48

Balance, end of period	$31,601	$89,546	$31,601	$89,546

The future tax assets (income and mining) are net of a valuation allowance that represents management’s estimate of the allowance necessary to recognize the future tax assets at an amount that the Company considers is more likely than not to be realized.

11.	Share capital

(a)	Preference shares:

Authorized:

Unlimited preference shares

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

(b)	Common shares:

Authorized:

Unlimited common shares

Issued:

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Common shares	Amount	Common shares	Amount
Balance, beginning of period	126,419,911	$309,674	127,032,612	$311,143
Exercise of options	65,859	579	73,158	629
Shares repurchased	—	—	(620,000)	(1,519)

Balance, end of period	126,485,770	$310,253	126,485,770	$310,253

On December 12, 2007, the Company announced a share repurchase program, through the facilities of the Toronto Stock Exchange, for cancellation of up to 9,946,093 common shares (approximately 9.5% of the Company’s public float as of December 11, 2007) by way of a normal course issuer bid. Purchases of common shares will be made from time to time at market prices and in accordance with the rules of the Toronto Stock Exchange. This repurchase program is authorized to be in effect until December 16, 2008.

During the three months ended June 30, 2008, the Company did not repurchase any additional common shares. During the six months ended June 30, 2008, the Company repurchased for cancellation 620,000 common shares at a net cost of $10,999. The Company recorded a reduction in share capital of $1,519. The excess net cost over the average book value of the shares was recorded as a reduction to contributed surplus of $2,195 and a reduction to retained earnings of $7,285.

(c)	Stock option plan:

During the six months ended June 30, 2008, the Company granted additional options to directors and employees, consistent with the Company’s stock option plan (the “Plan”) approved in June 2005 and amended in May 2008.

The fair value of the options granted during 2008 has been estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 2.9%; dividend yield of 0%; volatility factor of 52%; and a weighted average expected life of these options of 4 years.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Number of shares subject to option	Weighted average exercise price	Number of shares subject to option	Weighted average exercise price
Balance, beginning of period	4,670,946	$14.07	3,271,532	$13.28
Granted	350,000	16.99	1,756,713	16.08
Exercised	(65,859)	6.03	(73,158)	5.91

Balance, end of period	4,955,087	$14.38	4,955,087	$14.38

The weighted average fair value of options granted during the six-month period was $6.90 per option at the grant date.

The following table summarizes the options outstanding at June 30, 2008:

Number of options outstanding	Exercise price	Remaining contractual life (years)	Number of options exercisable
720,312	$2.59	6.9	720,312
6,725	3.00	0.4	6,725
50,000	3.35	7.3	50,000
764,283	9.70	7.7	764,283
175,000	14.06	7.9	175,000
1,403,380	15.86	9.7	465,558
150,000	16.14	9.8	50,000
200,000	17.62	9.9	66,666
60,000	17.77	8.4	40,000
20,000	21.75	8.6	13,334
1,185,387	20.80	8.7	780,385
60,000	21.50	9.4	20,000
100,000	23.74	9.2	33,333
60,000	22.20	9.4	20,000

4,955,087	$14.38		3,205,596

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

(d)	Contributed surplus:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Balance, beginning of period	$18,951	$17,281	$16,633	$13,098
Stock-based compensation expense	2,964	2,074	7,492	6,783
Transfer to common shares on exercise of stock options	(182)	(1,801)	(197)	(2,327)
Share repurchases	—	—	(2,195)	—

Balance, end of period	$21,733	$17,554	$21,733	$17,554

(e)	Earnings per share data:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Net earnings available to common shareholders	$33,202	$69,139	$54,754	$132,215

Weighted average common shares outstanding	126,447,836	126,656,543	126,456,329	126,398,873
Plus net incremental shares from assumed conversions:
- Warrants	614	871	616	1,716
- Stock options	1,087,704	1,783,225	1,089,611	1,937,389

Diluted weighted average common shares	127,536,154	128,440,639	127,546,556	128,337,978

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

12.	Other comprehensive income (loss) (“OCI”)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Accumulated OCI (loss), beginning of period:

Net losses on cash flow hedges (net of tax of $8,922, $1,669, $3,145, $0)	$(17,283)	$(2,950)	$(5,227)	$—
Net losses on available-for-sale investments (net of tax of $7, $0, $7, $97)	(828)	(1,537)	(11)	448
Currency translation adjustments (net of tax of $76, $25, $92, $20)	(136)	(44)	(163)	(37)

Accumulated OCI (loss), beginning of period	(18,247)	(4,531)	(5,401)	411

OCI (loss) for the period:

Effective portion of changes in fair value of cash flow hedges	(3,006)	(17,636)	(21,405)	(22,255)
Less reclassified to earnings	1,173	—	1,739	—
Changes in fair value of available-for-sale investments	(54)	(102)	(871)	(2,184)
Currency translation adjustments	(8)	(101)	35	(113)

OCI (loss), before tax	(1,895)	(17,839)	(20,502)	(24,552)
Income tax benefit (expense) related to OCI (loss)	575	6,407	6,336	8,178

OCI (loss), net of tax for the period	(1,320)	(11,432)	(14,166)	(16,374)

Accumulated OCI (loss), end of period:

Net losses on cash flow hedges (net of tax of $9,494, $8,038, $9,494, $8,038)	(18,544)	(14,217)	(18,544)	(14,217)
Net losses on available-for-sale investments (net of tax of $7, $0, $7, $0)	(882)	(1,639)	(882)	(1,639)
Currency translation adjustments (net of tax of $79, $63, $79, $63)	(141)	(107)	(141)	(107)

Accumulated OCI (loss), end of period	(19,567)	(15,963)	(19,567)	(15,963)
Retained earnings, end of period	916,326	773,933	916,326	773,933

Accumulated OCI (loss) and retained earnings, end of period	$896,759	$757,970	$896,759	$757,970

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

13.	Capital disclosures

The Company’s objectives when managing capital are to maintain a strong capital base in order to:

•	Advance the Company’s corporate strategies to create long-term value for our stakeholders; and

•	Sustain the Company’s operations and growth throughout metals and materials cycles.

HudBay monitors its capital and capital structure on an ongoing basis to ensure it is sufficient to achieve the Company’s short-term and long-term strategic objectives. HudBay prudently monitors its cash and cash equivalents balances, which were $728,986 as at June 30, 2008. The Company does not currently have significant debt outstanding. Interest coverage ratios, debt to book capitalization ratios and debt to earnings before interest, depreciation and amortization (“EBITDA”) ratios are metrics that would also be evaluated during periods when financial leverage was employed as an element of the Company’s capital structure. Refer to note 11b for information on the Company’s share repurchase program.

14.	Financial instruments

(a)	Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Company’s financial instruments and non-financial derivatives:

		Carrying value and fair value
	Classification	June 30, 2008	December 31, 2007
Financial assets
Cash and cash equivalents [1]	FV through earnings	$728,986	$757,574
Accounts receivable
Trade and other receivables [1]	Loans & receivables	57,982	68,361
Embedded derivatives [2]	FV through earnings	(1,258)	3,150
Cash held in trust [3]	FV through earnings	3,316	3,289
Derivative assets
Non-hedge derivatives [2]	FV through earnings	7,130	8,593
Available-for-sale investments [4]	Available-for-sale	1,835	2,706
Environmental deposits [1]	FV through earnings	1,165	1,165

		$799,156	$844,838

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

		Carrying value and fair value
	Classification	June 30, 2008	December 31, 2007
Financial liabilities
Accounts payable
Trade payables & acc. liab. [1]	Other financial liabilities	$106,030	$142,994
Embedded derivatives [2]	FV through earnings	1,001	—
Interest payable [1]	Other financial liabilities	130	127
Derivative liabilities
Hedging derivatives [2]	Hedging derivatives	42,116	26,449
Non-hedge derivatives [2]	FV through earnings	4,836	4,330
Long-term debt
Senior Secured Notes [5]	FV through earnings	3,285	3,208
Province of Manitoba [6]	Other financial liabilities	—	7,294

		$157,398	$184,402

Net financial assets		$641,758	$660,436

[1]

Cash and cash equivalents, accounts receivable, environmental deposits, accounts payable and accrued liabilities, and interest payable on long-term debt are recorded at their carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

[2]

Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates. Valuations assume all counterparties have a high credit rating.

[3]

The Company has designated its cash held in trust, which consists of 3.25% US government securities and US-denominated cash, as fair value through earnings. Fair value is determined using quotations obtained from a financial institution.

[4]	Available-for-sale investments in listed shares are carried at their fair value, which is determined using quoted market prices in active markets.
[5]

The Company has designated its Senior Secured Notes as fair value through earnings. Fair value is determined based on a valuation technique that reflects the street convention rate on a similar debt instrument.

[6]

The Province of Manitoba loan is an interest-free loan recorded at amortized cost using the effective interest rate, which approximates its fair value. Fair value of the loan is determined using the net present value of the interest-free loan.

(b)	Financial risk management:

The Company’s financial risk management activities are governed by Board-approved policies addressing risk identification, hedging authorization procedures and limits, and reporting. HudBay’s policy objective for hedging risk is to reduce the volatility of future earnings and cash flow within the strategic and economic goals of the Company. The Company from time to time employs derivative financial instruments, including forward and option contracts, to manage risk originating from exposures to commodity price risk, foreign exchange risk and interest rate risk. Significant derivative transactions are approved by the Board of Directors, and hedge accounting is applied when certain criteria have been met. The Company does not use derivative financial instruments for trading or speculative purposes.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

The following is a discussion of the Company’s risk exposures. Information on derivatives held by the Company as at June 30, 2008 is presented in note 14c.

(i)	Market risk

Market risk is the risk that changes in market prices, including foreign exchange rates, commodity prices and interest rates, will cause fluctuations in the fair value or future cash flows of a financial instrument.

Foreign currency risk

The Company’s primary exposure to foreign currency risk arises from:

•

Translation of US dollar denominated revenues and expenses into Canadian dollars. Substantially all of the Company’s revenues are denominated in US dollars, while approximately half of its expenses are denominated in US dollars. As a result, appreciation of the Canadian dollar relative to the US dollar will reduce the Company’s earnings, and a weakening of the Canadian dollar will increase the Company’s earnings.

•

Translation of US dollar denominated operating accounts, consisting mainly of certain cash and cash equivalents, accounts receivable, accounts payable and derivatives. Appreciation of the Canadian dollar relative to the US dollar will reduce the net asset value of these operating accounts once they have been translated to Canadian dollars, resulting in foreign currency translation losses on US dollar denominated assets and gains on US dollar denominated liabilities.

Commodity price risk

HudBay is exposed to market risk from prices for the commodities the Company produces and sells, such as zinc, copper, gold and silver. From time to time, the Company maintains price protection programs and conducts commodity price risk management through the use of derivative contracts.

Based on HudBay’s financial instruments and non-financial derivatives outstanding as at June 30, 2008, the Company’s significant market risk sensitivity is to changes in copper prices. If copper prices at June 30, 2008 had been higher by US$0.50/lb. with all other variables held constant, after-tax net earnings for the six months ended June 30, 2008 would have been $1,268 lower, mainly due to the mark-to-market effect on the Company’s embedded provisional pricing derivatives, and after-tax OCI for the six months ended June 30, 2008 would have been $8,888 lower due to the effect on the Company’s outstanding cash flow hedges. An equal change in the opposite direction would have increased the Company’s after-tax net earnings and after-tax OCI by $1,268 and $8,888, respectively.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

Interest rate risk

The Company is not exposed to significant interest rate risk other than cash flow interest rate risk on its cash and cash equivalents. Interest rates on the Company’s debt and cash held in trust are disclosed in note 9 to the December 31, 2007 annual consolidated financial statements. The Company invests its cash and cash equivalents primarily in bankers’ acceptances of major Canadian banks, which are liquid, interest-bearing investments with original maturities of three months or less.

(ii)	Credit risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative assets, on the balance sheet.

Management has a credit policy in place that requires the Company to obtain credit insurance from an investment grade credit insurance provider to mitigate exposure to credit risk in its receivables. The deductible and any additional exposure to credit risk is monitored and approved on an ongoing basis. Transactions involving derivatives are with creditworthy counterparties. The Company’s swap agreements are governed by master trading agreements. Management does not expect any counterparty to fail to meet its obligations.

One customer accounted for approximately 20% of total revenue during the six months ended June 30, 2008 (three months ended - 15%) and approximately 15% of total accounts receivable as at June 30, 2008.

(iii)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. HudBay’s objective is to maintain sufficient liquid resources to meet operational and investing requirements. The Company’s investment policy requires it to comply with a list of approved investments, concentration and maturity limits, as well as credit quality. The Company has not invested in asset-backed commercial paper. In addition to cash and cash equivalents of $728,986 as at June 30, 2008, the Company had available a revolving credit facility of $80 million.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

(c)	Derivatives:

Fair value of derivatives, as presented on the balance sheet:

June 30, 2008	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$2,541	$4,581	$—	$7,122
Long-term portion (note 6)	—	8	—	8

	2,541	4,589	—	7,130

Fair value of derivative liabilities
Current portion (note 7)	—	4,829	16,566	21,395
Long-term portion	—	7	25,550	25,557

	—	4,836	42,116	46,952

	$2,541	$(247)	$(42,116)	$(39,822)

December 31, 2007	US dollar put options	Non-hedge derivative zinc contracts	Cash flow hedging derivatives	Total
Fair value of derivative assets
Current portion	$3,943	$3,692	$—	$7,635
Long-term portion (note 6)	958	—	—	958

	4,901	3,692	—	8,593

Fair value of derivative liabilities
Current portion (note 7)	—	4,330	6,645	10,975
Long-term portion	—	—	19,804	19,804

	—	4,330	26,449	30,779

	$4,901	$(638)	$(26,449)	$(22,186)

US dollar put options

The Company holds put options securing the right, but not the obligation, to sell US$4.375 million per quarter at $1.20482, continuing to January 2009. Hedge accounting has not been applied.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

Non-hedge derivative zinc contracts

HudBay enters into fixed price sales contracts with zinc and zinc oxide customers and, to ensure that the Company continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. At June 30, 2008, the Company’s net position consisted of forward purchases of 772 tonnes at prices ranging from US$1,860 to US$3,232 per tonne with settlement dates extending out up to fourteen months. This net position relates to forward zinc purchases related to forward physical zinc oxide customer sales contracts, which are not recorded as derivatives.

Cash flow hedging derivatives

The Company applies hedge accounting to commodity swap contracts used to hedge prices for a portion of future sales of zinc and copper. During the first quarter, the Company terminated its remaining zinc commodity swap contracts. The related hedging relationships were discontinued prospectively, and related gains and losses in OCI are reclassified to earnings when the hedged anticipated future zinc sales occur.

For the six months ended June 30, 2008, the Company recorded pre-tax net losses of $21,405 (three months ended June 30, 2008 losses of $3,006) to OCI for the effective portion of the cash flow hedges and recorded pre-tax net losses of $324 (three months ended June 30, 2008 gains of $268) in earnings for the ineffective portion. The Company reclassified pre-tax net losses of $1,739 (three months ended June 30, 2008 losses of $1,173) from OCI to earnings (presented in revenue) as hedged anticipated zinc and copper sales occurred. Of the $28,038 pre-tax loss deferred in AOCI at June 30, 2008, management estimates that losses of $8,933 will be reclassified to earnings in the next twelve months.

The following summarizes the Company’s commodity swap position as at June 30, 2008:

Copper swaps - US$ denominated contracts	Metric tonnes	Weighted average price US$/MT	Fair value of net derivative liability
Maturing in 1 year	4,650	4,831	16,566
Maturing between 1 to 2 years	5,100	4,475	17,379
Maturing between 2 to 3 years	2,550	4,300	8,171

	12,300	4,573	42,116

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

Embedded provisional pricing derivatives

The Company records embedded derivatives (presented in accounts receivable and accounts payable) related to provisional pricing in concentrate purchase, concentrate sale, anode sale, and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract. At June 30, 2008, the Company’s net position consisted of contracts awaiting final pricing for sales of 8,990 tonnes of zinc, purchases of 1,629 tonnes of copper, sales of 7,017 ounces of gold and sales of 51,279 ounces of silver.

(d)	Financial instruments at fair value through earnings – changes in value:

Financial instruments and non-financial derivatives classified as fair value through earnings include US dollar put options, non-hedge derivative zinc contracts, and embedded derivatives relating to provisional pricing. For the six months ended June 30, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net loss of $16,030 (three months ended net loss of $732).

The Company has chosen to designate its Senior Secured Notes and related cash held in trust as fair value through earnings. For the six months ended June 30, 2008, the total amount of change in fair value that has been recognized in earnings for these items was a net gain of $39 (three months ended net gain of $111).

Any interest income earned or interest expense incurred on these financial instruments or non-financial derivatives is excluded from the gains and losses reported above and is included in interest and other income or interest expense in the statements of earnings.

15.	Supplementary cash flow information

(a)	Change in non-cash working capital:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Accounts receivable	$25,663	$(9,149)	$14,787	$22,506
Inventories	25,986	(14,336)	19,291	(24,954)
Accounts payable and accrued liabilities	(44,072)	(35,240)	(35,963)	(24,276)
Taxes payable	4,086	2,401	1,012	(16,920)
Prepaid expenses and other current assets	(1,251)	1,602	(469)	2,427
Interest payable	70	72	3	(42)

	$10,482	$(54,650)	$(1,339)	$(41,259)

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

(b)	Other:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Supplementary cash flow information:
Interest paid	$37	$190	$267	$622
Taxes paid	10,967	9,745	20,892	41,524

16.	Segmented information

The Company is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day-to-day operations, management evaluates the profitability of the overall operation of the Company. The Company’s main mining operations are located in Manitoba. Operations at the Company’s Balmat mine in New York State, due to their geographical distance, receive separate attention in certain areas. The Balmat segment consists of a zinc mine and concentrator. Its accounting policies are the same as those described in note 2.

	Three months ended June 30, 2008			Three months ended June 30, 2007
	Balmat	Other	Total	Balmat	Other	Total
Revenue from external customers	$7,798	$276,237	$284,035	$11,458	$346,840	$358,298
Depreciation and amortization	3,195	19,652	22,847	3,320	19,974	23,294
Operating (loss) earnings	(7,553)	71,057	63,504	(2,027)	118,852	116,825
Exploration	(929)	(5,551)	(6,480)	(1)	(10,511)	(10,512)
Interest and other income	20	6,786	6,806	50	12,671	12,721
Other	—	712	712	—	2,919	2,919

(Loss) earnings before tax	(8,462)	73,004	64,542	(1,978)	123,931	121,953
Tax expense	—	31,340	31,340	—	52,814	52,814

Net (loss) earnings for the period	(8,462)	41,664	33,202	(1,978)	71,117	69,139

Total assets *	35,435	1,527,492	1,562,927	42,499	1,384,088	1,426,587
Property, plant and equipment	24,231	433,752	457,983	32,402	416,126	448,528
Additions to property, plant and equipment	3,343	27,180	30,523	4,080	22,449	26,529

*	Total assets are net of intercompany loans to the Balmat segment of $83.2 million (June 30, 2007 - $55.2 million). The loans are non-interest bearing and have no fixed terms of repayment.

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

	Six months ended June 30, 2008			Six months ended June 30, 2007
	Balmat	Other	Total	Balmat	Other	Total
Revenue from external customers	$17,320	$538,352	$555,672	$20,516	$686,924	$707,440
Depreciation and amortization	7,772	39,308	47,080	5,718	39,450	45,168
Operating (loss) earnings	(13,956)	124,192	110,236	(5,698)	253,168	247,470
Exploration	(948)	(11,628)	(12,576)	(1)	(18,260)	(18,261)
Interest and other income	39	14,469	14,508	78	18,241	18,319
Other	—	(1,029)	(1,029)	—	(8,060)	(8,060)

(Loss) earnings before tax	(14,865)	126,004	111,139	(5,621)	245,089	239,468
Tax expense	—	56,385	56,385	—	107,253	107,253

Net (loss) earnings for the period	(14,865)	69,619	54,754	(5,621)	137,836	132,215

Additions to property, plant and equipment	8,395	46,334	54,729	9,518	40,972	50,490

The Company’s revenue by significant product types:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Copper	$159,199	$192,361	$318,686	$369,345
Zinc	56,724	99,288	118,052	198,841
Zinc oxide	21,779	37,631	45,064	76,185
Gold	28,282	17,074	44,899	39,452
Silver	9,807	4,385	14,167	10,209
Other	8,244	7,559	14,804	13,408

	$284,035	$358,298	$555,672	$707,440

The above revenues include revenues from the sale of metal produced from purchase of concentrates of:

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Copper	$41,430	$59,677	$93,015	$110,286
Zinc	2,868	12,859	6,283	21,924
Gold	184	377	474	819
Silver	5,059	1,501	6,801	3,426

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

17.	Interest and other income

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007
Interest income	$7,034	$6,578	$14,986	$12,427
Other income	—	6,559	—	6,707
Interest expense	(228)	(416)	(478)	(815)

	$6,806	$12,721	$14,508	$18,319

18.	Proposed transaction with Skye Resources Inc.

On June 23, 2008, the Company and Skye Resources Inc. (“Skye”) announced a proposed transaction whereby, under a court-approved plan of arrangement, the Company will acquire all of the issued and outstanding common shares of Skye. Under the proposed transaction, in exchange for each Skye common share, Skye shareholders will receive 0.61 of a HudBay common share plus $0.001 in cash.

The proposed transaction must be approved at a special meeting (the “Skye Meeting”) of holders of Skye shares, options and deferred share units (collectively, the “Skye Securityholders”) by (a) at least two-thirds of the votes cast at the Skye Meeting by the Skye Securityholders voting together as one class; (b) at least two-thirds of the votes cast at the Skye Meeting by the holders of Skye shares (the “Skye Shareholders”) voting as one class; and (c) a simple majority of the votes cast at the Skye Meeting by Skye Shareholders excluding the votes cast in respect of Skye shares beneficially owned or over which control or direction is exercised by Colin K. Benner, Vice Chairman and Chief Executive Officer of Skye, and any of his related parties or any person acting jointly or in concert with any of them. In addition, the proposed transaction is subject to certain requisite regulatory approvals, court approvals and other conditions customary to transactions of this nature.

A meeting of Skye’s securityholders to approve the proposed business combination is scheduled for August 19, 2008. Completion of the transaction also remains subject to court and regulatory approval. Skye has issued a management proxy circular, dated July 18, 2008, containing details of the proposed transaction.

Pursuant to the plan of arrangement, HudBay will acquire all of the outstanding shares of Skye (other than Skye shares held by HudBay). Skye shareholders will receive 0.61 of a HudBay common share plus $0.001 in cash in exchange for each Skye common share.

As at July 18, 2008, in connection with HudBay’s proposed plan of arrangement with Skye, the Toronto Stock Exchange (“TSX”) conditionally accepted notice for the additional listing of: (i) approximately 31.3 million common shares of HudBay, consisting of 31.1 million shares to be issued to shareholders of Skye and 0.2 million shares to be issued to former holders of Skye’s performance share unit plan; (ii) the outstanding warrants of Skye as warrants of HudBay; (iii) approximately 2.2 million shares of HudBay, which will be reserved for issuance upon the exercise of issued and outstanding options of Skye; (iv) approximately 1.9 million common shares to be reserved for issuance upon exercise of issued and

HUDBAY MINERALS INC.

Notes to Interim Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

For the three and six months ended June 30, 2008

outstanding warrants of Skye; and (v) approximately 0.1 million shares to be reserved for issuance upon the redemption of issued and outstanding deferred share units of Skye, subject to fulfilling all of the requirements of the TSX.

On June 27, 2008, the Company acquired 12,679,266 common shares of Skye at a price of $7.51 per share in a private placement that was approved by the Toronto Stock Exchange. Total gross proceeds to Skye of $95,221 will be used to fund capital costs associated with Skye’s Fenix Project. The private placement financing was not conditional on the completion of the plan of arrangement. The Company has accounted for this investment using the equity method to reflect the strategic nature of the plan of arrangement. As at June 30, 2008, the Company owned a 19.9% interest in Skye. The difference between the Company’s carrying value of the investment and its proportionate share of Skye’s net book value as at March 31, 2008, the date of Skye’s most recent public financial statements, was $61,677. Skye’s primary asset is its Fenix project, which is under development. HudBay has attributed the difference to the Fenix project in property, plant and equipment. The fair value of the Company’s investment in Skye as at June 30, 2008 was $109,042.